EXHIBIT (a)(1)(B)

CAESARS ENTERTAINMENT CORPORATION

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OPTION EXCHANGE AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR REPLACEMENT OPTIONS, DATED JULY 24, 2012 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”). DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANINGS GIVEN TO SUCH TERMS IN THE OFFER TO EXCHANGE.

If you would like to participate in the Option Exchange, please indicate your election by checking the applicable boxes on the Option Exchange website by 9:00 p.m. Pacific Time on August 21, 2012, unless we extend the Offer.

You can change or withdraw a previously-made election any time during the Offer period; however, the last election that you make, if any, prior to 9:00 p.m. Pacific Time on the Offer Expiration Date, which will be 9:00 p.m. Pacific Time on August 21, 2012, unless we extend the Offer, will be final and irrevocable. In order to change or withdraw a previously-made election, you must log on to the Option Exchange website at https://www.caesarsoptionexchange.com and select “Request Election Change” on the home page. Once you submit your request to change your election through the Option Exchange website, you will receive an email from optionexchange@caesars.com within 24 hours indicating that your election page has been reset and providing instructions regarding how to log on to the Option Exchange website to change your election. Simply requesting an election change via the Option Exchange website will not change your election; you will need to log on to the Option Exchange website after receiving the email confirming that your election page has been reset in order to change your election. If you fail to do so, your previous election will remain in effect.

If for any reason you are unable to access the Option Exchange website, you may submit a paper election form by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, unless we extend the Offer.

By electing to exchange your Eligible Options, you understand and agree to all of the following:

1.	I hereby agree to (i) accept the grant by Caesars of my Eligible Options indicated on my election form, to the extent not previously accepted and (ii) exchange my Eligible Options indicated on my election form for Replacement Options on the terms of the Offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each Eligible Option indicated on my election form(s) will be cancelled, on a grant-by-grant basis, on the Offer Expiration Date. Any Replacement Options will be granted to me on the Offer Expiration Date, in accordance with the terms of the Offer.

2.	The Offer is currently set to expire at 9:00 p.m. Pacific Time on August 21, 2012, unless Caesars, in its sole discretion, extends the period of time during which the Offer will remain open.

3.	If I cease to be an active employee, director or service provider of Caesars or its subsidiaries before the expiration of the Offer, I will not receive any new Replacement Options. Instead, I will keep my current Eligible Options and they can be exercised or will expire in accordance with their terms.

4.	Until 9:00 p.m. Pacific Time on August 21, 2012, I will have the right to withdraw or change the election that I have made with respect to all of my Eligible Options. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election received by Caesars prior to the expiration of the Offer shall be binding. Until the Option Exchange closes at 9:00 p.m. Pacific Time on August 21, 2012, I may withdraw my tendered Eligible Options at any time.

5.	The tender of my Eligible Options will constitute my acceptance of all of the terms and conditions of the Offer Documents. Acceptance by Caesars of my Eligible Options pursuant to the Option Exchange will constitute a binding agreement between Caesars and me upon the terms and subject to the conditions of the Offer Documents.

6.	I am the registered holder of the Eligible Options tendered hereby, and my name and other information appearing on the election form(s) are true and correct.

7.	I am not required to tender my Eligible Options pursuant to the Option Exchange.

8.	The Exchange Simulator tool provided on the Option Exchange website is not intended to act as a financial planning tool and is not a recommendation as to whether or not to participate in the Option Exchange. The Exchange Simulator tool is being provided to me solely for the purpose of allowing you to model different scenarios based on future movements in the price of Caesars common stock so that I can see how my individual options would be impacted if I choose to participate in the Option Exchange. Caesars strongly recommends that I consult a professional financial advisor to discuss my individual situation.

9.	In providing the Exchange Simulator tool, Caesars makes no forecast or projection regarding the future trading prices of Caesars common stock. I should not rely on hypothetical Caesars stock prices used in the Exchange Simulator tool for any purpose. The trading price of Caesars common stock has been volatile and there can be no assurance that the price of Caesars common stock will increase after the grant date for the Replacement Options in the Option Exchange.

10.	CAESARS AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OPTION EXCHANGE CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OPTION EXCHANGE AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OPTION EXCHANGE.

11.	Under certain circumstances set forth in the Offer to Exchange, Caesars may terminate or amend the Option Exchange and postpone its acceptance of the Eligible Options I have elected to exchange. Should the Eligible Options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

12.	I understand that: (i) the value of any shares of Caesars common stock obtained upon vesting and exercise of the Replacement Options granted pursuant to the Option Exchange is an extraordinary item which is outside the scope of my employment or service contract, if any; and (ii) the Replacement Options and the shares acquired upon vesting or exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

13.	I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Option Exchange resulting from termination of my employment or service with Caesars or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release Caesars and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

14.	Regardless of any action that Caesars or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Option Exchange and the Replacement Options (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by Caesars or its subsidiaries, if any. I further acknowledge that Caesars and/or its subsidiaries (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option Exchange and the Replacement Options including, but not limited to, the exchange of Eligible Options, grant, vesting of the Replacement Options, the issuance of shares of Caesars common stock upon vesting of the Replacement Options or the subsequent sale of shares acquired pursuant to such issuance; and (ii) do not commit to and are under no obligation to structure the terms of the Option Exchange or new Replacement Options to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new Replacement Options and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that Caesars and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize Caesars and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of my new stock option agreement and the Caesars 2012 Performance Incentive Plan (the “2012 Plan”).

15.	I hereby explicitly and unambiguously consent to the collection, use, transfer or any other form of processing, in electronic or other form, of my personal data as described in the Offer to Exchange and my applicable award agreement by and among, as applicable, my employer or the entity to which I provide services, Caesars and its subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Option Exchange and the 2012 Plan. I understand that Caesars and my employer may hold certain personal information about me for this purpose, including, but not limited to, my name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of or directorships held in Caesars or any of its subsidiaries, details of all options or any other entitlement to Caesars shares awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the exclusive purpose of implementing, administering and managing the plans and the Option Exchange (collectively, “Personal Data”). I understand that Personal Data will be transferred to any third party assisting in the implementation, administration and management of the applicable plan and the Option Exchange. I understand that the recipients of the Personal Data may be located in my country or elsewhere including outside the European Economic Area, and that the recipient’s country may have different, or no adequate level of, data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of Personal Data by contacting my local human resources representative. I authorize Caesars, my employer and any other recipients of Personal Data which may assist Caesars (presently or in the future) with implementing, administering and managing the Option Exchange and the plans to receive, possess, use, retain, transfer or process in any other way Personal Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Option Exchange and the applicable plan, including any requisite transfer of Personal Data as may be required to a broker or other third party with whom I may elect to deposit any shares issued upon vesting and exercise of the new replacement options. I understand that Personal Data will be held only as long as is necessary to implement, administer and manage my participation in the Option Exchange and the applicable plan. I understand that I may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing my local human resources representative. I understand that refusal or withdrawal of consent may affect my ability to participate in the Option Exchange and the 2012 Plan. I understand that I may contact my local human resources representative for more information on the consequences of my refusal to consent or withdrawal of consent.

16.	In the event that I have not accepted the grant of the Eligible Option(s) I elect to tender in the Option Exchange, I hereby agree to be bound by the terms and conditions of the Caesars Management Equity Incentive Plan (the “2008 Plan”) and/or the 2012 Plan, as applicable, and my Stock Option Agreement (the “Stock Option Agreement”), each as provided at https://www.caesarsoptionexchange.com. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the Administrator (as defined in the 2012 Plan) or the Committee (as defined in the 2008 Plan) upon any questions arising under the 2012 Plan or the 2008 Plan, respectively, or relating to such Eligible Option(s).

I understand that none of the officers or employees of Caesars, the Board of Directors of Caesars or the Human Resources Committee of the Board of Directors of Caesars is making any recommendation as to whether I should exchange or refrain from exchanging my Eligible Options, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the new Replacement Options may decline in value. I further understand that past and current market prices of Caesars common stock may provide little or no basis for predicting what the market price of Caesars common stock will be in the event I elect to exchange my Eligible Options in accordance with the terms of the Option Exchange or at any other time in the future.

These Terms of Election do not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2012 Plan; and (4) the relevant forms of Replacement Option agreements under the 2012 Plan.

If you are not able to submit your election electronically via the Option Exchange website as a result of technical failures, or if you do not otherwise have access to the Option Exchange website for any reason (including lack of internet services), you may complete a paper election form and return it by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, 2012 (or such later time and date as may apply if the Offer is extended). To obtain a paper election form, email optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

DELIVERY OF YOUR PAPER ELECTION FORM OTHER THAN VIA FACSIMILE TO CAESARS AS DISCUSSED ABOVE WILL NOT CONSTITUTE VALID DELIVERY.